SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  x       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a  material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes    No  x

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

.

PETROBRAS ANNOUNCES THE PRICING OF GLOBAL NOTES AND

INCREASE OF WATERFALL TENDER CAP

RIO DE JANEIRO, BRAZIL – MAY 17, 2016 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) hereby announces the pricing of global notes denominated in U.S. Dollars to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”).  The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. Closing is expected to occur on May 23, 2016.

The terms of the 8.375% Global Notes Due 2021 are as follows:

•          Issue: 8.375% Global Notes Due 2021

•          Amount: U.S.$5,000,000,000

•          Coupon: 8.375%

•          Interest Payment Dates: May 23 and November 23 of each year, commencing on November 23, 2016

•          Issue price: 99.002%

•          Yield to Investors: 8.625%

•          Maturity: May 23, 2021

The terms of the 8.750% Global Notes Due 2026 are as follows:

•          Issue: 8.750% Global Notes Due 2026

•          Amount: U.S.$1,750,000,000

•          Coupon: 8.750%

•          Interest Payment Dates: May 23 and November 23 of each year, commencing on November 23, 2016

•          Issue price: 98.374%

•          Yield to Investors: 9.000%

•          Maturity: May 23, 2026

PGF intends to use the net proceeds from the sale of the Notes to repurchase notes validly tendered and accepted for purchase by PGF in the previously announced waterfall tender offers (the “Waterfall Tender Offers”), and to use any remaining net proceeds for general corporate purposes.

In connection with the Waterfall Tender Offers, PGF hereby announces that is has increased the waterfall tender cap from US$3.0 billion to US$6.0 billion. In addition, PGF hereby corrects the principal amount of US$2,750,000,000 of its 7.875% Global Notes due March 2019 that was incorrectly transcribed as US$1,500,000,000 in the Form 6-K furnished by PGF to the SEC earlier on May 17, 2016.  Except as described in this press release, all other terms of the previously announced offers to purchase and consent solicitation (the “Offers to Purchase and Consent Solicitation”) as described in the offer to purchase and consent solicitation statement dated May 17, 2016 (as may be amended or supplemented from time to time, the “Statement”), and the related consent and letter of transmittal dated May 17, 2016 (as may be amended or supplemented from time to time, the “Consent and Letter of Transmittal”) remain unchanged.

PGF has engaged BB Securities Limited, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. to act as dealer managers and solicitation agents (the “Dealer Managers”) in connection with the Offers to Purchase and Consent Solicitation.  Global Bondholder Services Corporation is acting as the depositary and information agent for the Offers to Purchase and Consent Solicitation.

The Offers to Purchase and Consent Solicitation are not being made to holders of notes in any jurisdiction in which PGF is aware that the making of the Offers to Purchase and Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to Purchase and Consent Solicitation to be made by a licensed broker or dealer, the respective Offer to Purchase and Consent Solicitation will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers to Purchase and the Consent Solicitation may be directed to BB Securities Limited at +(44) 207 367 5832, J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0700 (toll-free) or +1 (646) 855-8988 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for additional copies of the Statement, the Consent and Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Statement nor any documents related to the Offers to Purchase and Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offers to Purchase and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

2

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and Consent Solicitation Statement dated May 17, 2016, relating to the previously announced tender offer and consent solicitation by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: May 17, 2016